Bridgeway Acquisition Corp.
No. 88, Taishan Street
Beigang Industrial Zone Longgang District,
Huludo Liaoning Province China

Mr. Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:	Bridgeway Acquisition Corp. Form 8-K Filed June 15, 2012 (the “8-K”) File No. 000-54224

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Bridgeway Acquisition Corp. (the “Company”) dated July 12, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Staff Comment 1. We see that the auditors of the accounting acquirer are different from the auditors of the registrant.   Please tell us your consideration of the requirements of Item 4.01 of Form 8-K for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant’s financial statements is the predecessor accountant.

Response: The Company is aware of the requirements of Item 4.01 of Form 8-K announcing the change of auditors.  The Company is in the process of formally engaging the auditors of the accounting acquirer and will announce the change on a Form 8-K under Item 4.01 when the engagement of new auditor and dismissal of previous auditor is complete.

Item 3.02 Unregistered Sales of Equity Securities, page 2

Staff Comment 2.  Please reconcile your disclosure regarding the number of outstanding Dragons Soaring shares of common stock disclosed here with the information in section 1.02 of exhibit 2.1.

Response:  The outstanding Dragons Soaring shares described in the Share Exchange Agreement was a typographical error.  The Company will file the corrected version of Exhibit 2.1 as an Exhibit to an amendment to the 8-K that is being filed simultaneously with this response letter (the “Amendment”) which will indicate Dragons Soaring has 50,000 shares outstanding.

Staff Comment 3.   Please disclose the exemption from registration claimed for the exchange.

Response:  The exemption from registration claimed for the exchange is Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The Company will revise Item 3.02 in the Amendment to clarify the exemption used.

Description of Business, page 4

Staff Comment 4.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that you are an emerging growth company and revise your filing to:

●   Describe how and when a company may lose emerging growth company status;
●  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
●  State your election under Section 107(b) of the JOBS Act:
● If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
● If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  The Company has provided disclosure at the beginning of the Amendment regarding its status of an emerging growth company.  In addition, the Company has provided a risk factor regarding its election under Section 107(b) of the JOBS Act and has added disclosure regarding exemptions available to the Company as a Smaller Reporting Company.

Acquisition of Dragons Soaring, page 4

Staff Comment 5.  Please clarify the significance of the “certificate of approval” that you mention in the first paragraph on page 5. Include disclosure of the purpose of the intermediate holding company structure, why the certificate of approval was necessary and the basis on which the approval terminates or could be revoked.

Response: The “certificate of approval” is necessary for a Hong Kong foreign-owned enterprise to register a wholly foreign owned enterprise (“WFOE”) in China, and to get approval from both the State Administration of Foreign Exchange (SAFE) and the Trade and Industrial Bureau for the initial investment of funds by the HK company into the WFOE. Only with their approvals, along with the ‘certificate of approval for establishment of enterprises with investment of Taiwan, Hong Kong, Macao and overseas Chinese in the people’s republic of China’ can a WFOE be established in China.

After obtaining the certificate of approval, the WFOE then needs to go through the enterprise annual inspection in SAFE and Trade and Industrial Bureau during the annual inspection period every year. If WFOE applies for cancellation or fails to go through the annual inspection as required, the approval will be terminated or revoked.

Although Huludao Rescue falls under an industry that is not a restricted or forbidden to foreign investment, PRC regulations do require only certain methods of foreign ownership is permissible.  Stock exchanges are not a permissible method of gaining foreign ownership of a PRC operating company under current PRC regulations.  As a result, the Company utilized the VIE method in order to properly gain control and the economic benefits of Huludao Rescue.

The Company has added disclosure to the Amendment to describe the certificate of approval in more detail.

Contractual Arrangements, page 5

Staff Comment 6.  Refer to the first paragraph of this section. Please clarify whether you operate in one of the “certain industries” in which foreign investment is restricted or forbidden.

Response:  Huludao Rescue specializes in mining equipment design, mine safety system research, sales agent of mining equipment and leasing agent of rescue capsules.

The industry that the Company operates in meets the provisions of the State Council approved foreign investment industry guidance catalogue, amended in 2011, encouraging foreign investment, specifically under industry guidance catalogue: Item 7 coal mine monitoring and disaster forecasting system and the development and manufacture of coal safety testing management system under Article 22 the instruments, meters cultural and office machinery of Rule 3 Manufacture.

Although Huludao Rescue falls under an industry that is not a restricted or forbidden to foreign investment, PRC regulations do require only certain methods of foreign ownership is permissible.  Stock exchanges are not a permissible method of gaining foreign ownership of a PRC operating company under current PRC regulations.  As a result, the Company utilized the VIE method in order to properly gain control and the economic benefits of Huludao Rescue.

The Company has added disclosure to the Amendment to clarify whether it operates in one of the “certain industries” in which foreign investment is restricted or forbidden.

Staff Comment 7. Please revise to clarify the effect of the agreement discussed in paragraph (2). In this regard, we note your disclosure on page 5 that the shareholders of Huladao Rescue have granted a right and option to acquire the equity interests in Huashida. Reconcile this with the disclosure in note (2) on page 25 and in note (2) on page 40, and with the information in exhibit 10.2.

Response:  We have revised and conformed the disclosure in each of the three places requested to correctly state that the shareholders of Huludao Rescue have granted to Huashida Consulting the right and option to acquire the equity interests in Huludao Rescue, and not Huashida.

Staff Comment 8. With a view towards disclosure, please explain the effect of the restrictions on foreign investment referenced in the first paragraph of this section on the share pledge agreement discussed in paragraph (4), and explain how the transfer of the ownership interests in Huludao Rescue to Huashida under this agreement would impact U.S. investors, given these restrictions on foreign investment.

Response:  The transfer of ownership interests in Huludao Rescue to Huashida Consulting would be beneficial to U.S. investors because having ownership control in contrast to contractual rights over Huludao Rescue strengthens the control the US parent company has over the operating company Huludao Rescue.

Although Huludao Rescue falls under an industry that is not a restricted or forbidden to foreign investment, PRC regulations do require only certain methods of foreign ownership is permissible.  Stock exchanges are not a permissible method of gaining foreign ownership of a PRC operating company under current PRC regulations.  As a result, the Company utilized the VIE method in order to properly gain control and the economic benefits of Huludao Rescue.

The Company has added the requested disclosure in the Amendment.

Staff Comment 9.  Please revise the table on page 6 to reflect the equity ownership of the operating company with which your subsidiary has formed a contractual relationship.

Response:  The Company has included in the Amendment a revision of the table on page 6 to reflect the equity ownership of the operating company.

Innovating technology, page 7

Staff Comment 10.  Please revise your disclosure to describe the current status of each of the products you mention, including the products highlighted in the numbered list starting on page 7 and under the captions “Equipment Design” and “System Research and Development” on page 9.   For example, are you currently selling the product or have you sold the product in the past; if not, what material hurdles remain until the product is ready for sale?   Also, describe the nature of your “cooperative relationships” mentioned on page 10, disclosing the material terms of these arrangements and filing any material agreements as exhibits.

Response:  The Company has revised the disclosure in the Amendment to describe the current status of each of the products it mentions.  In addition, the Company has included descriptions of the nature of its “cooperative relationships” mentioned on page 10, disclosing the material terms of these arrangements. We believe the Company’s standard commercial agreements are not required to be filed as they are entered into in the ordinary course of business, but we have filed a form of agreement to give investors information regarding the contract’s general terms and conditions.

Staff Comment 11.  Please reconcile your reference to a “patent certificate” on page 7 with your disclosure on page 11 regarding your lack of intellectual property. If applicable, provide the information required by Regulation S-K Item 101(h)(4)(vii).   If you do not own the intellectual property of the products you design, please clarify who owns the rights to those products and designs.   In an appropriate section, discuss the impact of your control arrangements with the Chinese operating company on your ability to enforce your intellectual property rights, adding any appropriate risk factor disclosure.

Response:  The Company has revised the intellectual property disclosure in the Amendment to clarify that fact that Huludao Rescue doesn’t own any intellectual property.

Bridgeway could control the intellectual rights of Huludao Rescue in accordance with the provisions associated with intellectual rights in Article 5 on Exclusive Technical Service and Business Consulting Agreement as filed as Exhibit 10.1.  The Company does not view intellectual property as a material asset of the Company and does not believe a risk factor further discussing intellectual property risk of VIE agreements is appropriate.

Our Services, page 9

Staff Comment 12.  Please clarify the nature and current status of your business and your principal products and services. In this regard, reconcile your disclosure on page 9 indicating that design and research and development of mine safety systems is your “main business to obtain service revenue” with your disclosure on page 27 regarding the extent of your commission revenue; we also note your disclosure at the top of page 14 that “sales of [your] products” will continue to represent all or substantially all of your revenue.  Ensure that your revised disclosure does not give disproportionate prominence to your activities relative to their contribution to your business.

Response:  The Company has revised the disclosure under the heading “OUR SERVICES” to delete the reference to the prominence of design and research as a contribution to the Company’s business.

The main business of the Company in 2010 and 2011 was equipment design and safety system development, since the second half year of 2011 the Company’s revenues began to shift to the commission based business.  The reasons for this are as follows:

(1)	As a result of the Company’s early design and development, the Company accumulated a good reputation among clients which has had a positive effect on the Company’s commission business.

(2)	commission cost is relatively low compared to the costs of design and development.

Staff Comment 13.  Please disclose the material terms of your material supplier arrangements and the agreements mentioned in the first three paragraphs on page 11.   Include the duration and termination provisions.   Also provide us your analysis of whether the agreements must be filed as exhibits.

Response:  Huludao Rescue provides equipment design service to equipment production enterprises. The design term of the equipment varies between 8-18 months depending on the specific equipment condition and a fee is be charged by stages.

The contents of each Design Service Agreement are similar in form and differ only in the specific types of equipment, time period, fee and method of payment. We believe these agreements are not required to be filed as they are entered into in the ordinary course of business, but we have filed a form of agreement to give investors information regarding the contract’s general terms and conditions.

Huludao Rescue provides coal mines with safety system R&D service. The Company enters agreements with each coal mine detailing the security system R&D and system after-sales maintenance services in accordance to specific demands of each coal mines. System R&D terms are generally six months to one year and the design service charges are charged by stages. The agreement terminates at delivery after the completion of the system design project. We believe these agreements are not required to be filed as they are entered into in the ordinary course of business, but we have filed a form of agreement to give investors information regarding the contract’s general terms and conditions.

After taking on projects of equipment design and system R&D and considering its production capacity, Huludao Rescue subcontracted one part of every project to other software companies for their assistance in the completion of equipment design and safety system R&D. The agreement term expires at the completion of each relevant service.  We believe these agreements are not required to be filed as they are entered into in the ordinary course of business, but we have filed a form of agreement to give investors information regarding the contract’s general terms and conditions.

The Company has provided a general description of the typical terms of these agreements in the Amendment.

System Research and Development, page 10

Staff Comment 14.  We note your disclosure regarding your research and development activities.     Please provide the information required by Regulation S-K Item 101(h)(4)(x).

Response:  The Company has added the information required by Regulation S-K Item 101(h)(4)(x) to the disclosure contained in the Amendment.

Customers, page 10

Staff Comment 15.  Please provide the information required by Regulation S-K Item 101(h)(4)(vi).   In this regard, we note several references to your “major customers” in the notes to your financial statements.

Response: Most of the overall revenue of Huludao Rescue is commission revenue which is generated from recommending clients to equipment sales enterprises and rescue capsule leasing enterprises. Huludao Rescue has a broad network of clients in which to refer.  In this regard, Huludao Rescue does not rely on one or few major referral clients.

Regulation, page 11

Staff Comment 16.  We note your disclosure regarding the recent emphasis on regulation of the mining industry. Please expand your disclosure to describe the effects of government regulation of your business, including, for example, regulations applying to the design and development of mine safety equipment or to your sales and leasing activities.   Include in your disclosure a description of the process for obtaining the state mining product safety mark that you mention on page 10 and the status of your product within that process.

Response:  The Company has expanded the disclosure contained in the Amendment to describe the effects of government regulation of our business.  In addition, the Company has included the Amendment’s disclosure a description of the process for obtaining the state mining product safety mark.

Properties, page 12

Staff Comment 17.  With a view toward clarified disclosure about the suitability, adequacy, productive capacity and extent of utilization of your facilities, please tell us whether all 98 of your employees work at the locations you disclose in this section and the nature of the design and research and development activity that takes place at these locations.

Response:  The Company has revised the disclosure in the Amendment to expand the description of where the Company’s employees typically work.

Risk Factors, page 13

Staff Comment 18.  Please add additional risk factors addressing any liability to which you may be subject given your involvement in the mining safety industry.

Response:  The Company has added an additional risk factor in the amendment addressing any liability to which we may be subject given our involvement in the mining safety industry.

Our Management has no experience, page 13

Staff Comment 19.  Please expand this risk factor to address the conclusions about your disclosure controls and procedures and internal control over financial reporting mentioned in your latest Form 10-Q and 10-K.

Response:  The Company has expanded this risk factor in the Amendment to address the conclusions about its disclosure controls and procedures and internal control over financial reporting mentioned in the Company’s latest Form 10-Q and 10-K.

We need additional capital, page 14

Staff Comment 20.  Please reconcile your disclosure in this risk factor with your statement in the first sentence of the second paragraph under the caption “Financing Activities” on page 31.

Response:  We have revised the language in this risk factor in the Amendment to reconcile the disclosure in this risk factor with the referenced statement in the “Financing Activities” section.

Under the EIT Law, page 19

Staff Comment 21.  Please disclose what position you intend to take regarding whether you are a “resident    enterprise” for purposes of determining your tax obligations. Also disclose whether, absent “future guidance,” United States investors are subject to the taxes you mention in the last sentence on page 19.

Response:  The Company has revised the referenced risk factor in the Amendment to disclose management’s opinion on the taxation of United States investors to the taxes referenced by the Staff.

Our ability to control, page 22

Staff Comment 22. In an appropriate section of your document, please more fully describe the material actions the VIE can make without your consent.   For example:

●	can the VIE pay its officers and directors compensation without your consent?
●	are these officers and directors also your affiliates?
●	can the VIE liquidate without your consent?
●	can the VIE issue additional equity interests without your consent?
●	can the VIE pay dividends, discontinue operations or sell its assets without your consent?

Response:  The Company has made revisions in the appropriate sections of the Amendment to more fully describe material actions the VIE can make without our consent.  The Company has added the following disclosure to the risk factor “Our ability to control…” and in its description of the VIE agreements:

“Under the terms of the VIE Agreements, Huludao Rescue and its shareholders are contractually required to operate Huludao Rescue prudently and effectively in a manner intended to maximize the benefit to Huashida Consulting.  Without the consent of Huashida Consulting, Huludao Rescue’s shareholders may not allow it to: dispose of or mortgage its assets or income (except in the ordinary course of business); increase or decrease its registered capital (including issuing any equity securities); enter into any material agreements with its shareholders outside of the ordinary course of business; appoint or remove any of Huludao Rescue’s directors or management; make any distribution of profits or dividends; or be terminated, liquidated or dissolved.

However, Huludao Rescue is not specifically prohibited from acting in certain ways which could reduce its value to the Company.  For example, Huludao Rescue can pay its officers and directors compensation without Huashida Consulting’s consent, and such compensation could reduce the net profits payable by Huludao Rescue to Huashida Consulting under the terms of the Exclusive Technical Service and Business Consulting Agreement.  Furthermore, Huludao Rescue’s directors and officers are affiliates of Bridgeway Acquisition Corp.: Baouyan Zhu is the Chairman of both Huludao Rescue and Bridgeway Acquisition Corp.;  Zhengyuan Yan is a Director and the Chief Executive Officer of both Huludao Rescue and Bridgeway Acquisition Corp.; Wenqi Yao is the Chief Financial Officer of both Huludao Rescue and Bridgeway Acquisition Corp.; and Jianjun Gao is a Director of both Huludao Rescue and Bridgeway Acquisition Corp.”

The payment arrangement, page 23

Staff Comment 23.  Please quantify the amount of the increase in the tax rate to which you might be subject.

Response:  The amount of increase in the tax rate is decided by the PRC government and currently there has not been any policy in this regard and we cannot predict how the tax rate will be adjusted in the future.

We rely on the approval, page 23

Staff Comment 24.  Please disclose when the licenses and certificates mentioned in the last sentence of the first paragraph expire and may otherwise be terminated. Also disclose the process for renewal and the effect of non-renewal of each material license and certificate.

Response:  The Company has revised the language in the Amendment to disclose when the licenses and certificates mentioned expire and may otherwise be terminated.  In addition, the Company has disclosed in the Amendment the process for renewal and the effect of non-renewal of each material license and certificate.

Management’s Discussion and Analysis, page 24

Staff Comment 25.  Please provide a more complete discussion of the developments during the periods presented.   For example, clarify the nature of the hardware and software designed in the relevant periods, the nature and reasons for the change in focus, how that change impacted revenue for the periods presented, when material contracts ended or will end, and the magnitude of those contracts.   Also discuss the reasons for the change in the margins received on your commission revenue.

Response: The Company has revised the Management’s Discussion and Analysis contained in the Amendment to provide a more complete discussion of the developments during the periods presented.

Principal Factors, page 26

Staff Comment 26.  Please quantify the “majority” of your revenue derived from customers in China.   Also tell us from what other countries you derive revenue.

Response:  The Company has revised the language contained in the Amendment to clarify that all of the clients of the Company are in China and all of the Company’s revenues are derived from China.

Comparison of Three Months Ended March 31, 2012 and March 31, 2011- Sales, page 27

Staff Comment 27.  We note the discussion on pages 27 and 29 that the main reason for the significant decrease in gross profit was due to more outsourcing costs incurred. Please revise to clarify the reason that more outsourcing costs were incurred and why there would also not have been a corresponding increase in revenue from the expansion of the business.

Response: The Company has revised the language in the MD&A to clarify the reason more outsourcing costs were incurred and why there was not a corresponding increase in revenue from the expansion of the business.

General and Administrative expenses, page 28

Staff Comment 28.  Refer to your disclosure that you are going to be listed “in American stock exchange market.”   Please demonstrate to us that you satisfy the objective listing criteria for that market.

Response:  The Company has revised the language in the Amendment to clarify expenses were made in anticipation of being acquired by a U.S. public company and being subject to the reporting requirements of the Exchange Act.  In the near term, the Company will strive to be traded on the Over the Counter Bulletin Board, which is not a stock exchange.

Liquidity and Capital Resources, page 30

Staff Comment 29.  Please revise to disclose how cash is transferred to your PRC subsidiaries and your VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and your VIE to the parent companies.

Response:  The Company has revised the language in the Amendment to disclose how cash is transferred to our PRC subsidiaries and our VIE, and conversely, how earnings and cash are transferred from our PRC subsidiaries and our VIE to the parent companies.

Staff Comment 30.  Please expand MD&A to also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure.

Response: The Company has expanded MD&A in the Amendment to describe restrictions, such as those arising from PRC government regulation, which could impact our ability to transfer cash within our corporate structure.

Management, page 36

Staff Comment 31.  Please revise to describe the business experience of your executive officers and directors over the past five years.   Also state clearly the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Gao should serve as a director in light of your business and structure.

Response:  The Company has revised the language in the Amendment to describe the business experience of our executive officers and directors over the past five years.  In addition, the Company has stated clearly the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Gao should serve as a director in light of our business and structure.

Employment Agreements, page 38

Staff Comment 32.  Please disclose the effect of section IX.1 of exhibits 10.12 and 10.13.   Also, reconcile your salary disclosure with section IV of exhibit 10.13.

Response:  The Company discussed the effect of Section IX.1 of exhibits 10.12 and 10.13 in the paragraph that begins with “PRC employment law requires. . .” under the heading “Employment Agreements” in the originally filed Form 8-K.  The salary disclosure has been reconciled in the Amendment.  The salary paid Ms. Yao is as disclosed in Exhibit 10.13, but $7,878 in subsidies from the Company for travel and meals was inappropriately classified in the Summary Compensation Table.  The disclosure in the Amendment has been revised to correctly categorize the compensation to Ms. Yao.

Transactions with Related Persons, page 40

Staff Comment 33.  Please tell us where this section discusses the related-party payments mentioned in the first paragraph under the caption “Financing Activities” on page 31.   Also address the stockholder loans mentioned on pages 2 and 4 of the Dragons Soaring March 31, 2012 financial statements.

Response:  The Company has revised the disclosure in the Amendment to add a description of the referenced shareholder loans in the Transactions with Related Persons section.

Staff Comment 34. Please disclose the status of the balance of the debt owed to the related person mentioned in the second paragraph.   It appears that the amount repaid is less that the advances disclosed in your latest Form 10-Q.   Also, disclose the repayment terms.

Response: There is no debt owed to the related person referenced by the Staff.  The Debt Cancellation Agreement entered into on June 14, 2012, cancelled all outstanding debt owed to the related person which was estimated to be $8,088 at the time.  When subsequently preparing the 10-Q, the accountants deemed the outstanding amount to be higher than $8,088, which makes the estimate made by prior management incorrect, but does not invalidate the cancellation of all debt owed.

Staff Comment 35.  Please revise your disclosure to reflect the terms of the agreement discussed in the third paragraph of this section.   In this regard, please clarify how you determined the future payment amounts disclosed on page 18 of the Huladao Hefeng notes to financials and the future amounts disclosed on page 19 of the Dragons Soaring notes to financials.   Please file the agreement as an exhibit.

Response:  The Company has revised the disclosure in the Amendment to reflect the terms of the agreement discussed in the third paragraph of this section.  In addition, the Company has filed all agreements entered into with Hefeng Mine Rescue as exhibits to the Amendment.

Future payment amounts from Heilongjiang Hefeng Rescue Equipment Co., Ltd (“Hefeng Mine Rescue”) were determined by the future payments to be received under the terms of each agreement.

Details of the accounting of the future payments are provided below:

Contracts signed in 2011:

Customer Name:	Contract Amount Annual (RMB)	Terms
Yizhong Resource Zhangjiakou Mining Group Co., Ltd, Xuandong Coal Mine No. 2	$200,000.00	8 years
Shanxi Coal Mining Group Co., Ltd, Dongqu Coal Mine	100,000.00	8 years
Zaozhuang Mining Group Co., Ltd, Xinan Coal Mine	60,000.00	10 years
Yidong Mining Co., Ltd, Hongce Coal Mine	40,000.00	10 years
Shanxi Changzhi Hongshan Mining Co., Ltd	75,000.00	8 years

Total lease commission	$475,000.00

Contracts signed in Q1 2012

Customer Name:	Contract amount Annual (RMB)	Terms
Funan Mining Group Co., Ltd, Zhuyuan Coal Mine	$50,000.00	8 years
Huinan Coal Mining Group Co., Ltd, Huifeng Coal Mine	40,000.00	10 years
Luoping Mining Group Co., Ltd, Age Mine	60,000.00	10 years
Xingren Mining Co., Ltd, Tianxiang Coal Mine	75,000.00	8 years
Zhunger Chenglong Mining Co., Ltd	150,000.00	8 years

Total lease commission	$375,000.00

The future amounts disclosed on page 18 of the Huladao Hefeng notes to financials:

As of 12-31-11	Contract amount		Contract amount
Future Lease Commissions to be received	Annual (RMB)		Annual (USD)
	$475,000.00
Year ending Dec 31,		Exch. Rate
2012	$475,000.00	0.1545	$73,388
2013	475,000.00	0.1545	73,388
2014	475,000.00	0.1545	73,388
2015	475,000.00	0.1545	73,388
2016	475,000.00	0.1545	73,388
Thereafter	1,505,000.00	0.1545	232,523

	$3,880,000.00	0.1545	$599,463

The future amounts disclosed on page 19 of the Dragons Soaring notes to financials:

As of March 31, 2012
Future Lease Commissions to be received	Contracts signed in 2011 Annual (RMB)	Contracts signed in 2012 Annual (RMB)		Contract amount Annual (USD)
	$475,000.00	$375,000.00
Year ending Dec 31,			Exch. Rate
2012	$356,250.00	$281,250.00	0.1582	$100,852.00
2013	475,000.00	375,000.00	0.1582	134,470.00
2014	475,000.00	375,000.00	0.1582	134,470.00
2015	475,000.00	375,000.00	0.1582	134,470.00
2016	475,000.00	375,000.00	0.1582	134,470.00
Thereafter	1,505,000.00	1,388,750.00	0.1582	457,791.00
	$3,761,250.00	$3,170,000.00	0.1582	$1,096,523.00

Staff Comment 36.  Please reconcile the amount of related-party revenue disclosed here with the information in the penultimate sentence of the penultimate paragraph on page 27 which suggests that all commission revenue was from related parties.

Response:  The Company has revised the referenced MD&A language in the Amendment to clarify that the seven mining equipment sales referrals were from unrelated third parties.

Staff Comment 37.  We note that the consulting agreement provides that Huluado Rescue retains 5% of profits.   With a view toward clarified disclosure, please tell us the amount of that 5% that has been distributed to your affiliates.

Response:  To date, we have not distributed any amount of that 5% to our affiliates.

Market Price and Dividends, page 41

Staff Comment 38. We note your disclosure regarding the lack of a market for your securities.   Please provide the information required by Regulation S-K Item 201(a)(2).

Response:  The Company has revised the language in the Amendment to provide the information required by Regulation S-K Item 201(a)(2).

Huludao Hefeng Rescue Equipment Co., Financial Statements as of December 31, 2011 and 2010

Note 2. Revenue and Cost Recognition, page 10

Staff Comment 39.  We see that you use SAB 104 and SOP 81-1 to account for the sale of security monitoring systems and rescue equipment with major customization, modification and development.   Please revise to refer to the appropriate FASB codification literature. Please also disclose your basis and significant assumptions for using percentage of completion to record revenue under contract accounting, considering the terms and structure of your contracts.   Please refer to FASB ASC 605-35-25.

Response:  The Company has revised the disclosure in the Amendment to refer to the appropriate FASB codification literature.  In addition, the Company has revised the disclosure in the Amendment to disclose its basis and significant assumptions for using percentage of completion to record revenue under contract accounting.

Staff Comment 40.  We reference the disclosure that you receive a pre-negotiated commission once the contract for the rescue equipment is signed by the customers and the manufacturer receives the initial deposit.   Please revise to clarify how these commissions are determined and when you recognize revenue from commissions and the basis in the accounting literature for your accounting policy.   Please also disclose the nature of the cost of commissions revenue and your basis for including these costs in selling and marketing expenses as noted on page 27 rather than as a reduction to revenue.

Response:  The Company has revised the disclosure in the Amendment to clarify how commissions are determined and when the Company recognizes revenue from commissions and the basis in the accounting literature for our accounting policy.  In addition the financial statements contained in the Amendment have been revised to reflect the cost of commission revenue as a reduction to commission revenue.

Staff Comment 41.  Please revise to also disclose your revenue recognition accounting policy for maintenance service fees, as disclosed on page 13.

Response:  The Company has revised the disclosure in the Amendment to disclose our revenue recognition accounting policy for maintenance service fees.

Dragons Soaring Limited and Subsidiaries Consolidated Financial Statements as of March 31, 2012 and 2011

Consolidated Balance Sheets, page 2

Staff Comment 42.  Tell us how your balance sheet provides the disclosures regarding variable interest entity assets and liabilities set forth in ASC 810-10-45-25.

Response:  The Company has revised the disclosure in the Amendment to provide the disclosures regarding variable interest entity assets and liabilities set forth in ASC 810-10-45-25.

Staff Comment 43. With respect to the contractual agreements with Huludao Rescue, please expand your disclosure to address the disclosures required by ASC 810-10-50 including the  following:

● Provide a description of the nature of any restrictions on the VIE’s assets as reported in your balance sheet, including qualitative information about the relationships between the VIE’s assets and liabilities.
● Provide a description of how the VIE affects your financial position, results of operations and cash flows.
● Describe the contractual lives of the arrangements. Also, describe termination and renewal provisions.
● Provide a description of recourse provisions with respect to the general credit of the primary beneficiary.

Response:  The Company has expanded the disclosure in the Amendment to address the disclosures required by ASC 810-10-50.

Staff Comment 44.  Please also describe to us all of the significant risks arising from use of the VIE structure for purposes of consolidation of Huludao Rescue, including the potential consequences to your company if the agreements were breached or otherwise determined to be  unenforceable. Also, describe how you considered and evaluated the risks identified in your consolidation determination. Also, tell us about any kick-out rights held by the actual shareholders of Huludao Rescue and describe your consideration of those rights, if any, on your consolidation determination.

Response:  The Company has amended the disclosure in the Amendment to describe all of the significant risks arising from use of the VIE structure for purposes of consolidation of Huludao Rescue.  In addition, the Company has added a description of how it considered and evaluated the risks identified in its consolidation determination.  The Company has also revised the Amendment to clarify that the actual shareholders of Huludao Rescue do not have any kick-out rights.

Use of Estimates, page 8

Staff Comment 45.  Please revise to include the statement that the financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response:  The Company has revised the disclosure in the Amendment to include the statement that the financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 22

Staff Comment 46.  Please tell us why you have provided pro forma financial information under Article 11 of Regulation S-X. Note that under a recapitalization, pro forma financial information is not presented since the combination is not a business combination. In addition, tell us the nature of the subscription receivable and why this is eliminated in Note (G) to the pro forma financial information.

Response:  The Company notes the Staff’s comment and has deleted the pro forma financial information from the Amendment.  The nature of the subscription receivable was for unpaid common stock to be received.  It was eliminated in Note (G) to the pro forma financial information because it was a stock subscription receivable and is required to be shown as a reduction of equity, its elimination did not have any effect on the equity as shown in the pro forma financial information.

Exhibits

Staff Comment 47.  Please file copies of the final, signed versions of the contracts required by Regulation S-K Item 601, and provide us with copies of the schedules to exhibit 2.1. Also, with a view towards disclosure, please tell us your relationship to the parties to exhibit 10.11, Party A referenced in exhibit 10.13, and the parties to exhibits 10.5 through 10.10.

Response:  The Company has filed as exhibits to the Amendment all of the final, signed versions of the contracts required by Regulation S-K Item 601.   Attached to this correspondence are copies of the schedules to Exhibit 2.1.

Below is a description of the relationship to the parties referred to by the Staff in its comment:

-Aiqin Yu and Gang Xu

The owners of the principal office of Huludao Rescue.  They are Huludao Rescue’s landlords.

-Huludao Qicailansha Building Decoration Engineering LLC

This is the previous name of Huludao Rescue. The Name was changed on December 7, 2011.

-Huludao Qicai Lansha Construction Decoration Engineering Co., Ltd.

The prior name of Huludao Rescue, the difference is caused by a translation error.

-Harbin Jianyuan Rescue Equipment of Coal Mine LLC

Equipment manufacturing company, Huludao Rescue provides equipment design service to this company.

-Heilongjiang Hefeng Mining Rescue Equipment LLC

Rescue capsule producer, Huludao Rescue introduces customers to rent this company’s rescue capsule.  Huludao Rescue’s majority shareholder and the Company’s Chairman, Mr. Baoyuan Zhu is also the owner of Heilongjiang Hefeng.

-Building Decoration Engineering LLC

The prior name of Huludao Rescue, the difference is caused by a translation error.

-TopSoft Information Technology Co., Ltd

Subcontractor of Huludao Rescue, Huludao Rescue outsources part of system research and development mission to this company.

-Zhengzhou Yilong Mining Equipment LLC

Subcontractor of Huludao Rescue, Huludao Rescue outsources part of equipment design mission to this company.

-Henan Hongxing Mining Machine Co., Ltd.

Equipment sales company, Huludao Rescue introduces purchasers to this company to buy its equipment and earns commission on such referrals.

-Hongshan Coal Co., Ltd of Changzhi County, Shanxi

Coal mine enterprise, Huludao Rescue provides down hole /underground communication systems for this coal mine.

Staff Comment 48.  Please provide us with a copy of the legal opinion referenced at the top of page 22.

Response:  The Company has provided the legal opinion to the Staff attached with this correspondence.  The opinion was meant to be kept an internal document for sole use by the Company and Bridgeway.  The language in the Amendment has been revised to delete all references to the legal opinion.

Staff Comment 49.  Please provide us your analysis of whether you should file the Hefeng Rescue Articles of Association so that investors can understand the scope and limitations of proxy agreement filed as exhibit 10.3. We note that the proxy agreement indicates that it entrusts the proxy holder with the rights in the Articles of Association. In your response, please address Regulation S-K Item 601 and Rule 12b-20.

Response:  The Company notes the Staff’s comment and has filed the Articles of Association of Hefeng Rescue so investors can understand the scope and limitations of the Proxy Agreement.

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely,
/s/ Zhengyuan Yan
Zhengyuan Yan
Chief Executive Officer

Enclosures
cc:	Ryan Nail The Crone Law Group

Appendix A

Exchange Agreement Schedules

DRAGONS SOARING LIMITED.  (“Dragons”)
Share Exchange Agreement
Dragons Schedules
June 15, 2012

Section 1.03 Subsidiaries
Huashi International Holdings Group Limited, a Hong Kong company
Huashida Information Consulting(Shenzhen) Co., Ltd, a Chinese company
Huludao Hefeng Rescue Equipment Co., Ltd. (variable interest entity or affiliate)

Section 1.04 Financial Statements
Audited financial statements of Huludao Hefeng for the years ending December 31, 2011 and December 31, 2012 are attached.
Section 1.06 Options and Warrants None.

Section 1.08 Litigation and Proceedings
None.

BRIDGEWAY ACQUISITION CORP. (“Bridgeway”)
Share Exchange Agreement
Bridgeway Schedules
June 15, 2012

Section 2.03 Subsidiaries and Predecessor Corporations Section 2.04 Financial Statements
See SEC filings.
Section 2.07 Absence of Certain Changes or Events
None.
Section 2.08 Litigation and Proceedings
Section 2.09 Contracts
None.

Appendix B

Translation of PRC Legal Opinion

吉林常春律师事务所

关于Bridgeway Acquisition Corp.

在美国发行股票并在OTCBB上市的

中国法律意见书

Legal opinion of Jilin Changchun Law Firm on the stock issuance in USA and listing on OTCBB of Bridgeway Acquisition Corp.

二0一二年五月

May, 2012

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

吉 林 常 春 律 师 事 务 所
JILIN CHANGCHUN LAW FIRM
吉林省长春市解放大路585号 130041
130041 No.585 Jiefang Road, Changchun, Jilin, China
电话（Tel）：0086 – 431 – 8675 2902

吉林常春律师事务所
关于Bridgeway Acquisition Corp.
在美国发行股票并在OTCBB上市
的中国法律意见书

Legal opinion of Jilin Changchun Law Firm on the stock issuance in USA and listing on OTCBB of Bridgeway Acquisition Corp.

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

致葫芦岛鹤锋救援设备有限公司：

To Huludao Hefeng Rescue Equipment Co., Ltd.:

吉林常春律师事务所（“本所”）为在中华人民共和国（就本法律意见书而言，不包括香港、澳门特别行政区及台湾地区，以下简称“中国”）注册的律师事务所。本所受葫芦岛鹤锋救援设备有限公司（“鹤锋救援”）的委托，就Bridgeway Acquisition Corp.（“Bridgeway”）在美国发行股票并在OTCBB上市之事宜担任中国法律顾问，并出具本意见书。

We are qualified lawyers of the People’s Republic of China (for the purpose of this legal opinion only, excluding Hong Kong, Macau Special Administrative Region and Taiwan, hereinafter referred to as “PRC”). We have acted as Chinese Legal Counsel of Bridgeway Acquisition Corp. for its going public on OTCBB and issuing stocks in USA to give this legal opinion.

根据美国1933年证券法案及其修正案的要求，公司发行特定股票需向美国证券交易委员会提交登记声明及其修正案和/或补充说明（以下统称“登记声明”）。为此目的，作为Bridgeway的中国法律顾问，本所律师为本次股票发行上市过程中有关华世达信息咨询（深圳）有限责任公司（“华世达”）和鹤锋救援的股权结构以及本意见书附表中所引用文件（“可变利益实体文件”）的合法性和有效性出具如下法律意见。

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

Pursuant to the requirements of the Securities Act of 1933, as amended, the company who will issue certain stocks shall submit registration statement and its amendment and/or supplemental explanation (collectively, the “registration statement”) to the Securities and Exchange Commission of United States. For this purpose, as Bridgeway’s Legal Counsel, we have been requested to give this opinion on, inter alia, the legal ownership structure of Huashida Information Consulting (Shenzhen) Co., Ltd. (“Huashida”) and Hefeng Rescue and the legality and validity of the documents referenced in Exhibit (the “VIE Documents”).

A.  释义

A．Definition

本意见书中，除非文义另有所指，下列词语具有下述含义：

Terms used in this legal opinion shall have the meanings set forth below:

1. “鹤锋救援”意为葫芦岛鹤锋救援设备有限公司，一家依据中国法律设立的公司；

1. “Hefeng Rescue” refers to Huludao Hefeng Rescue Equipment Co., Ltd., a company established under PRC Laws and Regulations;

2. “政府机关”意为中国任一政府主管机关、法院或管理部门；

2. “Government Agencies” refers to any competent Chinese governmental agency, law court or administrative department;

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

3. “政府许可”意为根据中国相关法律要求，由政府相应主管部门作出的所有批准、认可、许可、授权、登记、豁免、年检记录、资格证书和相应证照；

3.“Government Authorization” refers to all the approvals, consents, permits, authorization, registrations, exemptions, annual inspections, qualification certificates and the corresponding licenses made by competent government departments according to related legal requirements;

4. “中国股东”意指身为中国居民或中国企业的最终受益人或股东

4. “Chinese shareholder” refers to the ultimate beneficial owner(s) or shareholders who are Chinese residents or Chinese business enterprises;

5. “中国法律”意为截至意见出具日在中国有效且为公众所知的全部法律法规；

5. “PRC Laws” refers to all the laws and regulations currently in force and publicly available in China as of the date of this opinion;

6. “华世国际 (香港)”意为华世国际控股集团有限公司(香港)，一家依据香港法律设立的公司；

6. “Huashi International (Hong Kong)” refers to Huashi International Holding Group Co., Ltd. (Hong Kong), a company established under the laws of Hong Kong;

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

7. “Bridgeway”意为Bridgeway Acquisition Corp.，一家依据特拉华州法律设立的公司；

7. “Bridgeway” refers to Bridgeway Acquisition Corp., a company established according to the law of Delaware;

8. “中国证监会”意为中国证券监督管理委员会。

8. (CSRC) refers to China Securities Regulatory Commission.

B.  文件和假定

B．Documents and Assumptions

在出具本意见书时，本所律师已查阅了其认为出具本意见书所需查阅的文件，包括由华世达和鹤锋救援提供的文件以及由中国政府机关签发的相关文件、记录、证照（以下统称为“文件”）。并调查了截至意见出具日中国颁布且为公众所知的相关法律法规。

In rendering this legal opinion, we have reviewed certain documents which are deemed necessary or appropriate to render this opinion, including documents provided by Huashida and Hefeng Rescue and relevant authority documents, records, licenses (hereinafter collectively “Documents”) issued by Chinese government agencies. We have made investigation of the applicable laws and regulations issued in the PRC and publicly available as of the date of this opinion.

在未进行独立调查的情况下，本所律师查阅文件时基于以下假定:

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

In our examination of the Documents, we have assumed without independent investigation and inquiry that:

1. 签署文件的主体均具有签署文件的权利能力和行为能力，所提供的文件中的所有签字和印鉴都是真实的，任何已签署的文件均获得相关当事各方有效授权，且由其法定代表人或合法授权代表签署。所有以原件形式提交给本所律师的文件都是真实的，且所有以影印本提交给本所律师的副本与原件一致；

1. All signers of the Documents have corresponding capacity for rights and conduct to sign the documents; all the signatures and seals on the Documents are genuine; all the Documents are effectively authorized by relevant parties and signed by the legal representatives or legal authorized representatives. All Documents submitted to us as originals are authentic, and all Documents submitted to us as photostatic copies conform to the originals;

2. 截至意见出具日，为出具本次意见而向本所律师提供的文件仍完全有效，不存在任何被撤销、取消、修正、取代或补充的情形，也不存在任何修正案、修订本、补充或其它变更，也没有任何文件被撤销或废止；

2. As of the date of this opinion, all the Documents submitted to us remain in full force and effect and have not been revoked, cancelled amended, superseded or supplement, and no amendments, revisions, supplements or other changes have been made, and no revocations or terminations has occurred, with respect to any of the Documents after they were submitted to us for the purpose of this legal opinion;

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

3. 由相关政府人员依其职权作出的所有解释和说明，以及由华世达和鹤锋救援向本所律师提供的所有文件及事实性陈述，包括但不限于在文件中体现的，都是完整、真实、准确且无误导性的。对于本意见书至关重要而又无法得到独立的证据支持的事实，本所律师依赖于有关政府部门出具的证明文件出具本法律意见书；并且

3. All the explanations and interpretations made by the government officers in their authority, and all the Documents and factual statements provided to us by Huashida and Hefeng Rescue, including but not limited to those set forth in the Documents, are complete, true, correct and not misleading. Where important facts were not independently established to us, we rely upon the certificates issued by the Government Agencies with proper authority which are available to us; and

4. 所适用的中国法规、判例、命令或法令、规则、规定和事实，在意见出具日未作任何更改，且将不做更改。

The applicable Chinese laws and regulations, judgment, orders or decree, rules, regulations and facts, shall remain unchanged as of the date hereof and will not be changed.

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

4. 基于上述假定,并结合本所律师对文件的审查以及对中国法律的理解，出具如下法律意见：

Based on our review of the Documents and our understandings of Chinese laws, subject to the foregoing assumptions, we are of the opinion that:

1. 华世达是一家依据中国法律设立并有效存续的外商独资企业，其股权百分之百（100%）由华世国际 (香港)所有，并具有企业法人地位。依照中国相关的法律，深圳市福田区贸易工业局作出的“深福贸工资复【2010】0277号文件”及华世达章程的规定，华世达已如期缴清首期注册资本，截至意见出具日，剩余80%的注册资本尚不需缴清。尽本所律师调查后所知，不存在任何可能导致华世达股权变更或注册资本金额变动的担保、抵押、留置、索赔或其他第三方权益。

1. Huashida has been duly incorporated and validly exists as a wholly foreign-owned enterprise with limited liability under the PRC Laws. One hundred percent (100%) of the equity in Huashida is owned by Huashi International (Hong Kong). Huashida has the enterprise legal person status. In accordance with relevant PRC laws, “No. 0277 document of Shen Fu Mao Zi Re [2010]” made by Trade and Industry Bureau of Futian District of Shenzhen City and the articles of associations of Huashida, it has contributed the initial capital, and has the remaining 80% of the registered capital that is not payable as of the date of the opinion. To our best knowledge after due inquiry, there is no mortgages, pledge, detention, claim or other third party rights and interests that may lead to the change of the shareholdings or the amount of the registered capital of Huashida.

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

2. 鹤锋救援已依据中国法律以有限责任公司的形式设立并有效存续且具有企业法人地位，其90%的股权由朱宝元所有，剩余10%的股权由高健郡所有。依照中国相关法律和鹤锋救援的章程规定，鹤锋救援的注册资本已全部缴清。尽本所律师调查后所知，除因附表列出的可变利益实体文件引起的变动之外，不存在任何可能导致鹤锋救援股权变更或注册资本金额变化的担保、抵押、留置、索赔或其他第三方权益。

2. Hefeng Rescue has been duly incorporated as a limited liability company and validly exits under the PRC Laws. Hefeng Rescue has the enterprise legal person status. Zhu Baoyuan owns 90% of the company’s equity interest, and the remaining 10% is owned by Gao Jianjun. In accordance with PRC relevant laws and the articles of associations of Hefeng Rescue, the registered capital of Hefeng Rescue has been duly paid. To our best knowledge after due inquiry, except for those contemplated under the VIE Documents listed in the exhibit, there is no mortgages, pledge, detention, claim or other third party rights and interests that may lead to the change of the shareholdings or the amount of the registered capital of Hefeng Rescue.

3. 华世达和鹤锋救援均具备完全能力，从而占有、使用、租赁和处分其资产，并按照其营业执照描述的经营范围从事经营活动。

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

3. Both Huashida and Hefeng Rescue have sufficient corporate right and power to own, use, lease and dispose their assets and conduct their business in the manner described in their business licenses.

4. 尽本所律师在尽职调查后所知，华世达和鹤锋救援的章程和营业执照在一切重大方面都与中国相关的法律相符，并完全有效。

4. To our best knowledge after due inquiry, the articles of association and the business license of Huashida and Hefeng Rescue are in compliance with requirements of the applicable PRC laws in all material aspects and are in full force and effect.

5. 尽本所律师尽职调查后所知，华世达和鹤锋救援从事的业务在一切重大方面都与其公司章程及中国法律相符，并取得了与经营有关、且必要、重大的中国政府许可。

5. To our best knowledge after due inquiry, the business of Huashida and Hefeng Rescue complies with its articles of association and the PRC Laws in all material aspects. All necessary and material PRC Governmental Authorizations were duly obtained in connection with any operations in the PRC.

6. 尽本所律师尽职调查之后所知,华世达/鹤锋救援名下无任何物业，其经营所需的房产是通过华世达/鹤锋救援或其授权的人签订合法、有效并有约束力的租赁协议取得。

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

6. To our best knowledge after due inquiry, neither Huashida nor Hefeng Rescue owns any real property. The real property and buildings required in its operation is acquired through signing valid, effective and enforceable leasing agreements by Huashida/Hefeng Rescue or their authorized persons.

7. 尽本所律师尽职调查后所知，不存在针对华世达/鹤锋救援或其资产，并可能对华世达/鹤锋救援产生重大负面影响的诉讼、其他法律程序或政府决策、裁定、命令、要求、计划。（无论是进行中的、未决的还是有可能发生的）

7. To our best knowledge after due inquiry, there is no current, pending or threatened legal, regulatory, administrative or other governmental decision, ruling, order, action, proceeding or initiative to which any of Huashida or Hefeng Rescue is a party to or to which any of the assets of Huashida and Hefeng Rescue are subject, that could have a Material Adverse Effect on Huashida or Hefeng Rescue.

8. 尽本所律师尽职调查后所知，华世达与鹤锋救援并未采取与清算、解散或破产有关的公司行为或法律程序，也不存在任何清算委员会、破产管理人或其他有关人员对其财产作出分配决定，也不存在政府机关责令其停止营业、暂扣或吊销营业执照的情形。

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

8. To our best knowledge after due inquiry, none of Huashida and Hefeng Rescue has taken any corporate action, nor have any legal proceedings commenced against it, for its liquidation, dissolution, or bankruptcy, for the appointment of a liquidation committee, team of receivers or similar officers in respect of its assets or for the suspension, withdrawal, revocation or cancellation of any of the Governmental Authorizations.

9. 尽本所律师尽职调查后所知，本意见书附表中列出的每份可变利益实体文件都具有法律效力并对文件涉及的各方均有约束力，且不违反中国有关法律的强制性规定。

9. To our best knowledge, each of the VIE Documents as listed in the exhibit hereto, is valid and enforceable against all parties involved in the VIE Documents and does not violate any mandatory provisions of the applicable PRC Laws.

10. 2006年8月8日，国务院六部委，即商务部、国有资产监督管理委员会、国家税务局、国家工商行政管理局、中国证券监督管理委员会及国家外汇管理局共同颁发了“关于外国投资者并购境内企业的规定”（“10号令”），并于2006年9月8日生效。2009年6月22日，商务部对“关于外国投资者并购境内企业的规定”进行了修订，（即“6号令”，与10号令统称为“新并购规则”），于发布之日生效。新并购规则称，境内公司和/或自然人为实现以其拥有的境内公司权益在境外上市而直接或间接地控制的境外公司，在境外股票交易所上市交易之前应取得中国证监会的批准。2006年9月21日，根据10号令和其它中国法律，中国证监会在其官方网站上发布了关于中国境内企业在境外股票交易所上市交易的指引（“相关说明”），其中包括通过特殊目的公司在境外股票交易所上市所需的申请材料。

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

10. On August 8, 2006, six ministries of the State Council, namely Commerce Ministry, State-owned Assets Supervision and Administration Commission, State Administration of Taxation, State Administration of Industry and Commerce, China Securities Regulatory Commission and State Administration of Foreign Exchange, jointly issued “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” (the “Order 10”), which came into force on September 8, 2006. On June 22, 2009, Commerce Ministry modified “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, (namely “the Order 6”, jointly called “New M&A Rules” with No.10 Order), which came into force at the date issued. The New M&A Rules purport, among other things, to require offshore special purpose vehicles formed for the purpose of overseas listing of the equity interests in PRC company and controlled directly or indirectly by PRC company and/or PRC individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the Order 10 and other PRC Laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by special purpose vehicles.

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

根据本所律师对截至意见出具日为公众所知的中国现行法律的理解，本所律师认为由于(a) 华世达是一家外商独资企业，不存在中国股东 (b) 在登记声明中描述的企业并购是在两个离岸公司之间进行的，且中国证监会目前未对此类交易是否适用新并购规则作出明确规定，并且 (c) 中国证监会目前未对Bridgeway计划并在登记声明中描述的股票发行是否适用新并购规则及相关说明制定明确的规定。因此，Bridgeway本次的股票发行无需按照新并购规则的要求以取得中国证监会的批准。

Based on our understanding of the current PRC Laws publicly available as of the date hereof, we believe that since (a) Huashida, as a foreign-owned enterprise, has no Chinese shareholder (b) the Business Combination described in the Registration Statement was between offshore companies, and the CSRC currently has not issued any definitive rule concerning whether such transactions are subject to the New M&A Rules and Related Clarifications, and (c) the CSRC currently has not issued any definitive rule concerning whether  stock issue like the issuance contemplated by Bridgeway and as described in the Registration Statement is subject to the New M&A Rules and Related Clarifications, Bridgeway is not required to obtain the approval of the CSRC under the New M&A Rules in connection with this  stock issuance.

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

作为中国的执业律师，本所律师根据截至意见出具日现行有效且为公众所知的中国法律出具本法律意见书，且本意见书是基于以下条件出具：

We are licensed to practice in the PRC and the foregoing opinion is limited to the PRC Laws currently in force and publicly available on the date of this opinion and is subject to the following additional qualifications:

1．本意见书是依据截至意见出具日普遍适用、有效的中国法律作出的。本所律师未对有关的境外法律进行调查，也未明示或暗示与之有关的任何观点。

1. Our opinion is limited to the PRC Laws of general application effective as of the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any country other than the PRC;

2．本意见书旨在用于本次发行上市之目的。

2. This legal opinion is intended to be used for the purpose of this issuance.

3．本意见书中提及的中国法律是截至意见出具日为公众所知并有效的法律法规，但无法保证在短期或长期内，对上述法律法规作出更改、修正或撤销时，此类变动无溯及力。

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

3. The PRC Laws referred to herein are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations or the interpretation or enforcement thereof, will not be changed, amended or revoked in the immediate future or in the long term with or without retrospective effect;

4．本意见书是基于本所律师对中国现行法律的理解而出具的，至于上述法律未明确规定的事项，在其执行和适用的过程中,中国的立法、行政和司法机关也许会作出与本意见书不一致的处理意见。

4. This opinion is issued based on our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, which may be different from our opinion; and

5．本所律师审阅由政府机关、华世达和鹤锋救援提供的文件时，关注的是以上文件内容的合理程度,而并非获取此类文件的合法性。

5. We may rely, as to matters of fact (but not as to legal conclusions), to the extent reasonable, on certificates and confirmations of Government Agencies or responsible officers of the Huashida and Hefeng Rescue.

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

本意见书仅供Bridgeway为本次发行上市之目的使用，未征得本所律师的事先书面许可，不得为任何其它目的对本意见书进行参考、引用、借鉴，发布，或提交给除本次发行股票的法律和财务顾问之外的任何第三人。

This opinion is only used for the purpose of the issuance of Bridgeway. Without our prior written permission, this opinion shall not be relied upon, quoted or referred to for any other purpose or released upon by, or furnished to any other person other than the legal and financial counsel of this stock issuance.

鉴于此，本所律师同意提交本意见书作为登记声明的附件使用，并在登记声明中援引本所的名称。

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of this opinion (including discussion of this opinion) and reference to our firm name in the Registration Statement.

特此致书。

Hereby write.

【下接签署页】

[Following the Signing Page]

吉 林 常 春 律 师 事 务 所	2012年5月
JILIN CHAGCHUN LAW FIRM	May 2012

（本页无正文，为《吉林常春律师事务所关于Bridgeway Acquisition Corp.在美国发行股票并在ＯＴＣＢＢ上市的法律意见书》的签署页）

(No text on this page. Signing page of “Legal opinion of Jilin Changchun Law Firm on the stock issuance in USA and listing on OTCBB of Bridgeway Acquisition Corp.”)

吉林常春律师事务所（盖章）	经办律师（签字）：

Jilin Changchun Law Firm (Seal)	Lawyer (Signature):

2012年2月 6日

February 6, 2012

附件：可变利益实体文件列表

Exhibit: List of Documents of Variable Interest Entity

1.	2012年1月3日由华世达和鹤锋救援之间签署的独家技术服务与商业咨询协议； Exclusive Technical Service and Business Consulting Agreement by and between Huashida and Hefeng Rescue dated January 3, 2012;
2.	2012年1月3日由华世达、鹤锋救援、朱宝元、高健郡之间签署的股东表决权委托协议； Voting Right Proxy Agreement by and among Hefeng Rescue, Zhu Baoyuan, and Gao Jianjun dated January 3, 2012,
3.	2012年1月3日由华世达、朱宝元、高健郡之间签署的股权转让期权协议； Call Option Agreement by and among Huashida, Zhu Baoyuan and Gao Jianjun dated January 3, 2012,;
4.	2012年1月3日由华世达、鹤锋救援、朱宝元、高健郡之间签署的股权质押协议； Equity Pledge Agreement by and among Huashida, Hefeng Rescue, Zhu Baoyuan and Gao Jianjun dated January 3, 2012,;